# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JOINT Corp, CIK 0001612630
CUSIP: 47973J102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, SUITE 110, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 01/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-23-001902
Filed by CIK 0001399386
Persons authorized to receive notices and communications: JEFFERSON GRAMM, BANDERA PARTNERS LLC, 138 Atlantic Avenue, Brooklyn, New York (NY), 11201, 212-232-4583; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Bandera Partners LLC (CIK 0001399386): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (26.5% of the class)
- Bylinsky Gregory (CIK 0001427289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (26.5% of the class)
- Gramm Jefferson (CIK 0001427290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,937,296; sole dispositive power 0; shared dispositive power 3,937,296; aggregate amount beneficially owned 3,937,296 (26.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: JOINT Corp
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, SUITE 110, SCOTTSDALE, Arizona (AZ), 85260

## Item 2. Identity and Background
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of the Reporting Persons is 138 Atlantic Avenue, Brooklyn, New York 11201.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On January 5, 2026, Bandera Partners and certain of its affiliates (collectively, "Bandera") entered into a Letter Agreement (the "Letter Agreement") with the Issuer pursuant to which the Issuer agreed, among other things, to nominate Jefferson Gramm for election to the Board of Directors of the Issuer (the "Board") at the Issuer's 2026 annual meeting of stockholders and recommend that the Issuer's stockholders vote in favor of his election.

Pursuant to the Letter Agreement, until the Termination Date (as defined below), Bandera agreed not to purchase or otherwise acquire securities of the Issuer in excess of the 3,937,296 Shares currently beneficially owned by Bandera, excluding awards or grants received from the Issuer in connection with Mr. Gramm's service as a director. The Letter Agreement shall remain in effect until the earlier of (i) 30 days prior to the deadline for delivery of notice for the nomination of director candidates for election to the Board at the Issuer's 2027 annual meeting of stockholders or (ii) January 21, 2027 (such date, the "Termination Date").

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 14,866,192 Shares outstanding as of November 3, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

As of the date hereof, Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the 3,937,296 Shares, constituting approximately 26.5% of the Shares outstanding, held by Bandera Master Fund.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

No Reporting Person has entered into any transactions in the securities of the Issuer during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On January 5, 2026, Bandera and the Issuer entered into the Letter Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Letter Agreement, dated January 5, 2026.

## Signatures
- Bandera Partners LLC: /s/ Jefferson Gramm, Jefferson Gramm, Managing Member (01/07/2026)
- Bylinsky Gregory: /s/ Gregory Bylinsky, Gregory Bylinsky (01/07/2026)
- Gramm Jefferson: /s/ Jefferson Gramm, Jefferson Gramm (01/07/2026)